

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Brian F. Bierbach
Chief Executive Officer
American Midstream Partners, LP
1614 15th Street, Suite 300
Denver, CO 80202

> **Re:    American Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed September 11, 2012**
> **File No. 333-183818**

Dear Mr. Bierbach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement covers both debt securities and guarantees. In accordance with Rule 3-10 of Regulation S-X, you must include separate financial statements for your finance subsidiary co-issuer and, if multiple subsidiaries serve as guarantors, for every guarantor, unless you fall within one of the exceptions in the rule. Please tell us how you intend to comply with Rule 3-10 and, as necessary, please revise your registration statement accordingly.

2. We note that the resale offering registers a total of 725,120 common units on behalf of AIM Midstream Holdings, LLC, which appears to be your parent. In this regard, we note your disclosure on page 43 of the prospectus relating to this offering that AIM Midstream holds common units representing 57.7% of your limited partner interests, and owns and controls your general partner. Given AIM Midstream's relationship to you, it appears that Form S-3 is not available to you for purposes of

conducting a secondary offering because the offering may not be made on a shelf basis pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations. Accordingly, please revise to identify the selling stockholder as an underwriter and otherwise revise your prospectus to reflect that this offering is a primary offering. Alternatively, please tell us why you believe you are able to conduct a secondary offering pursuant to Rule 415(a)(1)(i) on Form S-3.

Prospectus Relating to the Primary Offering

Prospectus Summary, page 1

About American Midstream Partners, LP, page 1

3. We note your statement in this section regarding your assets as of December 31, 2012. Please explain why this disclosure speaks as of a future date, or revise.

Cautionary Note Regarding Forward-Looking Statements, page 1

4. We note your reference in this section to the Private Securities Litigation Reform Act. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an offering by, or relating to the operations of a partnership. Please refer to Section 27(A)(b)(2)(E) of the Securities Act. Accordingly, please delete the reference to the safe harbor in this prospectus, as well as the prospectus relating to the offering by AIM Midstream.

Part II – Information not Required in the Prospectus, page II-1

Item 16. Exhibits, page II-2

5. Please confirm that when a takedown occurs, counsel will file appropriately unqualified, updated legality opinions. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19.

Exhibit 5.1

6. We note counsel's reference in paragraph 1 on page 5 of the opinion to Sections 17-303, 17-607, and 17-804 of the Delaware Revised Uniform Limited Partnership Act. Please revise your prospectus to describe the circumstances in which limited partners will have any obligation to make payments to the partnership or its creditors in connection with Section 17-804(c) of the Delaware Revised Limited Partnership Act. Please refer to Section II.B.1.b of Staff Legal Bulletin No. 19.

7.  As Andrews Kurth LLP is relying on the opinion of the Law Office of John Foster Tyra, PC as special Alabama counsel, please have Andrews Kurth revise its opinion to include the relevant Alabama laws in the list of laws covered by its opinion.  Please refer to Footnote 21 in Staff Legal Bulletin No. 19, particularly the penultimate sentence in the footnote.

Annex A – Law Office of John Foster Tyra, PC

8.  It appears that the indentures governing any securities covered by this registration statement will be governed by New York law, and we note that local counsel is limiting its opinion to Alabama law.  Accordingly, local counsel should not provide a binding obligation opinion for the guarantees.  Rather, counsel's opinion should address whether the Alabama entities are validly existing, have the power to create the guarantees, and have taken the required steps to authorize entering into the guarantees.  Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     G. Michael O'Leary, Esq.